March 16, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN:             Mark Cowan
                  Office of Insurance Products
                  Division of Investment Management

RE:               Withdrawal of 485BXT
                  (Accession Number: 0000820027-05-000132)
                  IDS Life of New York Account 8 ("Registrant")
                  CIK: 0000817132
                  SEC File No.: 333-44644


Dear Mr. Cowan:

Pursuant to Rule 477(a), Registrant hereby respectfully requests withdrawal of the 485BXT filing captioned above. This filing was transmitted to and accepted by the SEC on or about February 16, 2005.

The 485BXT filing was made to extend the effective date of supplements describing certain product enhancements. To date, the New York Superintendent of Insurance has not approved these product enhancements and Registrant does not have an anticipated date of approval at this time. Registrant therefore respectfully requests that the 485BXT filing be withdrawn and be resubmitted to the SEC at a later date if necessary.

Please note that in the 485BXT filing captioned above Registrant incorporated by reference the contents of the following two previously filed Post-Effective amendments:

(485BXT Filing)

Post Effective Amendment No. 11 (File No. 333-44644) filed on behalf of the Registrant on Form N-6 on or about January 14, 2005. Accession Number:
0000820027-05-000015; CIK: 0000817132.

(485A Filing)

Post Effective Amendment No. 9 (File No. 333-44644) filed on behalf of the Registrant on Form N-6 on or about November 18, 2004. Accession Number:
0000820027-04-000966; CIK: 0000817132. If you have any questions, please contact me at 612-671-3678 or Simone Pepper at 612-671-2847.


Sincerely,




/s/ Mary Ellyn Minenko
-----------------------
    Mary Ellyn Minenko
    Assistant General Counsel and Assistant Secretary
    IDS Life Insurance Company of New York